THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your Ordinary Shares in Eurocastle Investment Limited (the "Company"), you should immediately forward this document and the accompanying Tender Form in respect of certificated shares to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents should not be mailed, transmitted or distributed, in whole or in part, in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold part only of your holding of Ordinary Shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Tender Offer is not being made, directly or indirectly, in Canada, Australia or Japan and neither this document nor the accompanying Tender Form may be distributed or sent in, into or from Canada, Australia or Japan and doing so may render invalid any purported tender. Any person (including, without limitation, custodians, nominees and trustees) who may be an Overseas Shareholder or have a contractual or legal obligation to forward this document and/or the accompanying Tender Form should read the paragraph headed "Overseas Shareholders" in Part II of this document before taking any action.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994-2001 (as amended) with registered number 41058)

Tender Offer to purchase up to 3.2 million Ordinary Shares in issue at €6.00 per Ordinary Share

---

THE TENDER OFFER WILL CLOSE AT 6.00 p.m. (CET) on 18 September 2008. The Record Date for participation in the Tender Offer is 6.00 p.m. (CET) on 18 September 2008 and the Tender Offer will only be available to Shareholders resident in, or citizens of, a jurisdiction outside the Restricted Territories on the Register at that time ("Eligible Shareholders").

Eligible Shareholders who hold their Ordinary Shares in uncertificated form (that is, through Euroclear Nederland or in CREST) should arrange for any uncertificated Ordinary Shares they wish to tender to be transferred as described in Part II of this document. Eligible Shareholders who hold their Ordinary Shares in certificated form and who wish to participate in the Tender Offer should ensure that their Tender Forms (in respect of their certificated shareholdings) are completed and returned together with their share certificate(s) to the Registrar, Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey GY1 3WX, so as to be received no later than 3.00 p.m. (CET) on 15 September 2008.

If you hold Ordinary Shares through Euroclear Nederland and have any questions about the procedure for tendering, please contact your bank or broker or alternatively ABN AMRO Bank N.V., Equity Capital Markets/Corporate Action between 9.00 a.m. and 5.00 p.m. (CET) Monday to Friday on +31 20 383 6707. If you hold Ordinary Shares in CREST or in certificated form and have any questions about the procedure for tendering or you want help completing the Tender Form, please contact Anson Registrars Limited between 9.00 a.m. and 5.00 p.m. (GMT) Monday to Friday on +44 1481 711 301.

This document is dated 21 August 2008

The Tender Offer is not being made, directly or indirectly, in or into the Restricted Territories or any jurisdiction where to do so would violate the laws in that jurisdiction, and the Tender Offer is not capable of acceptance from or within the Restricted Territories. Accordingly, copies of this document, the Tender Form or any accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the Restricted Territories or any jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document, the Tender Form and any accompanying document (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Tender Offer. The availability of the Tender Offer to Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are citizens. Such persons should refer to paragraph 2 headed "Overseas Shareholders" of Part II of this document (and, for Shareholders who hold their Ordinary Shares in certificated form, to the relevant provisions of the Tender Form) and inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Any persons (including custodians, nominees and trustees) who would, or otherwise intend to, or may have a contractual or legal obligation to forward this document and/or the Tender Form to any jurisdiction outside the United Kingdom, should read paragraph 2 headed "Overseas Shareholders" of Part II of this document before taking any action.

This document includes "forward-looking statements" relating to the Tender Offer and the Company that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the Tender Offer. For additional information identifying further important factors that could cause the Company's actual results to differ materially from those anticipated, see the Company's Annual Report. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements only speak as of the date on which they are made, and the events discussed herein may not occur. Except as required by law or regulation, the Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

If you are a resident of the United States, please read the following:

The Tender Offer is being made for securities of a Guernsey company and is subject to disclosure requirements which are different from certain US disclosure requirements. In addition, US investors should be aware that this document has been prepared in accordance with a UK format and style, which differs from the US format and style. In addition, any financial information of the Company reproduced in, or referred to in, this document has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

Some or all of the officers and Directors of the Company are residents of countries other than the United States and a substantial portion of the assets of the Company are located outside the United States. As a result, it may not be possible for US Shareholders of the Company to effect service of process within the United States upon the Company (or such persons) or to enforce against any of them judgements of US courts predicated upon the federal or state securities laws of the United States.

The Tender Offer is made solely by the Company.

TABLE OF CONTENTS

EXPECTED TIMETABLE FOR THE TENDER OFFER

	2008
Tender Offer opens	21 August
Latest time and date for receipt of Tender Forms	3.00 p.m. (CET) on 15 September
Closing Date for the Tender Offer	6.00 p.m. (CET) on 18 September
Record Date for the Tender Offer	6.00 p.m. (CET) on 18 September
Announcement of results of the Tender Offer	19 September
CREST accounts and Euroclear Nederland accounts credited with Tender Offer proceeds and revised holdings of uncertificated Ordinary Shares (Settlement Date)	25 September
Despatch of cheques for Tender Offer proceeds for certificated Ordinary Shares	25 September
Despatch of balance share certificates for unsold Ordinary Shares and share certificates for unsuccessful tenders (certificated holders only)	25 September

The above times and/or dates may be subject to change and, in the event of such change, the revised times and/or dates will be notified to Shareholders by an announcement through a Regulatory Information Service, an advertisement in *Het Financieele Dagblad* and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*), the *Unternehmensregister* in Germany and via newswire in the United States.

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires.

ABN AMRO	ABN AMRO Bank N.V.
Admitted Institutions	the institutions admitted to Euroclear Nederland
AFM	the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*)
Basic Entitlement	the number of Ordinary Shares registered in such Shareholder's name on the Record Date (rounded down to the nearest whole number) as would ensure that each Shareholder would be satisfied in full pursuant to the Tender Offer if the Company purchased the Maximum Number of Ordinary Shares at the Tender Price
Business Day	any day other than a Saturday, Sunday or public holiday in England and Wales, the Netherlands and Germany
Buyback Authority	the authority approved at the annual general meeting of the Company held on 4 June 2008, which permits the Company to repurchase on-market up to a maximum 19,178,290 of its Ordinary Shares in issue
certificated or **in certificated form**	Ordinary Shares which are not in uncertificated form
CET	Central European Time
Closing Date	the latest time and date for (i) the tender and delivery of uncertificated Ordinary Shares held by Eligible Shareholders through Euroclear Nederland, and (ii) the receipt of TTE instructions from CREST in relation to the tender of Ordinary Shares held by Eligible Shareholders in CREST
Company	Eurocastle Investment Limited
CREST	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK is the Operator (as defined in the CREST Regulations)
CREST member	a person who has been admitted by Euroclear UK as a system member (as defined in the CREST Regulations)
CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations)
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755)
CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor being a sponsoring system-participant (as defined in the CREST Regulations)
CREST sponsored member	a CREST member admitted to CREST as a sponsored member
Directors or **Board**	the directors of the Company
Eligible Shareholders	Shareholders resident in, or citizens of, a jurisdiction outside

	the Restricted Territories on the Register at the Record Date
Escrow Agent	Anson Registrars Limited
Euro or **€**	the currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957) as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992)
Euroclear Nederland	*Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.*, the central securities depositary and settlement system in the Netherlands
Euroclear UK	Euroclear UK & Ireland Limited
Euronext	Euronext Amsterdam N.V.
Euronext Amsterdam	Euronext Amsterdam by NYSE Euronext, the regulated market of Euronext
Global Bearer Certificate	a certificate issued by the German securities depository, Clearstream Banking AG, representing Ordinary Shares for the purpose of inclusion into German collective safe custody (*Girosammelverwahrung*). The underlying holdings of Ordinary Shares in respect of the global bearer certificates are held in a special safe custody account of Clearstream Banking AG with its UK custodian Citibank N.A
GMT	Greenwich Mean Time
ICTA	the Income and Corporation Taxes Act 1988
ITA	the Income Tax Act 2007
Maximum Number	the maximum number of the Company's Ordinary Shares to be repurchased pursuant to the Tender Offer, being 3.2 million Ordinary Shares amounting to approximately 5 per cent. of the Company's ordinary share capital as at the date of this Tender Offer
Member Account ID	the identification code or number attached to any member account in CREST
Ordinary Shares	ordinary shares of no par value in the capital of the Company
Overseas Shareholders	Shareholders who are citizens or nationals of, or resident in, jurisdictions outside the United Kingdom
Participant ID	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
Record Date	6.00 p.m. (CET) on 18 September 2008
Register	the register of members of the Company
Registrar	Anson Registrars Limited
Restricted Territories	Canada, Australia and Japan
Settlement Date	the date on which, in accordance with the terms and subject to

	the conditions and restrictions of the Tender Offer, the Tender Price shall be paid to Shareholders for each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Company and delivered under the Tender Offer, being no later than five Business Days following the Closing Date)
Shareholders	the holders of Ordinary Shares in the Company
Tender Form	the personalised tender form accompanying this document for use in connection with the Tender Offer by Eligible Shareholders who hold their Ordinary Shares in certificated form
Tender Offer	the invitation by the Company to Eligible Shareholders to tender Ordinary Shares for purchase on-market by the Company on the terms and subject to the conditions set out in this document and the Tender Form
Tender Price	€6.00, being the price per Ordinary Share at which Ordinary Shares will be purchased pursuant to the Tender Offer
TFE instruction	a transfer from escrow instruction (as defined by the CREST manual issued by Euroclear UK)
TTE instruction	a transfer to escrow instruction (as defined by the CREST manual issued by Euroclear UK)
uncertificated or **in uncertificated form**	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
United Kingdom or **UK**	the United Kingdom of Great Britain and Northern Ireland
United States or **US**	the United States of America, its territories and possessions, any state of the United States of America, any other areas subject to its jurisdiction and the District of Columbia
Unternehmensregister	the officially appointed mechanism for the central storage of regulated information in Germany

PART I
LETTER FROM THE CHAIRMAN OF THE COMPANY

Regency Court
Glategny Esplanade
St Peter Port
Guernsey GY1 1WW

To Shareholders and, for information only, to participants in the Eurocastle Investment Non-Qualified Share Option Plan

Dear Shareholder

Tender Offer to purchase up to 3.2 million Ordinary Shares at the Tender Price

Introduction

Pursuant to an ordinary resolution of Shareholders passed at the Company's annual general meeting held on 4 June 2008, the Company was authorised to make on-market purchases of Ordinary Shares on such terms and in such manner as the Directors may determine. The Directors have now decided to exercise their discretion under the Buyback Authority to implement a tender offer to repurchase up to 3.2 million Ordinary Shares, such repurchase to be funded from the Company's cash on account. The Tender Price has been set at €6.00.

This letter sets out the background to and reasons for the Tender Offer together with details of how Shareholders can tender Ordinary Shares for purchase, if they wish to do so.

Background and Reasons for the Tender Offer

As the Company now has funds surplus to the operational requirements of its continuing activities, the Board believes that it is an appropriate time to return through the Tender Offer up to €19.2 million of cash to its Shareholders. In arriving at the level of cash available to be returned to Shareholders, the Board has taken account of the levels of funding remaining within its group to enable it to meet its working capital requirements.

The Tender Offer will provide Eligible Shareholders with an opportunity to sell part or all of their Ordinary Shares and to receive their respective share of the cash which the Company is seeking to return. The Tender Offer will allow the Company to broaden the return of cash to include those Shareholders whose Ordinary Shares might not otherwise be purchased by the Company through a general on-market buyback. Tendering Shareholders may also be able to participate in the cash distribution in excess of their otherwise pro rata entitlement, up to their maximum shareholding in the Company, to the extent that other Shareholders do not wish to participate fully in the Tender Offer.

The Board believes that the Tender Offer will satisfy the objective of returning capital to Shareholders in a manner that is expeditious and accretive to value while enabling all Shareholders to participate pro rata, should they choose to.

On an ongoing basis, the Company currently intends to utilise any combination of on-market share buybacks, dividend payments, and further tender offers to return any further excess capital that is from time to time generated. Buybacks of Ordinary Shares will only be made pursuant to the Buyback Authority or other buyback authorities approved by Shareholders in a general meeting.

Current Trading and Prospects

Please refer to the financial statements of the Company for information on the Company's current trading and prospects. These are available up to the six months to 30 June 2008 and can be found on the Company's website under 'Investor Relations' at www.eurocastleinv.com.

The Tender Offer

The Board is proposing to return up to €19.2 million of cash to Shareholders through the repurchase by the Company of Ordinary Shares for cancellation. This return of capital is to be effected by the Company purchasing on-market, through the available systems of Euronext, up to 3.2 million Ordinary Shares from Eligible Shareholders at the Tender Price. The repurchase of Ordinary Shares by the Company will be carried out through ABN AMRO acting for and on behalf of the Company as agent. The Tender Offer will be funded from the Company's cash on account.

The Tender Offer is being made on the terms and subject to the conditions set out in this document and, for certificated Shareholders, the Tender Form, in respect of up to 3.2 million Ordinary Shares in issue on the Record Date at the Tender Price. The Tender Price has been set at €6.00, representing a premium of €1.10 over the closing price (as derived from the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*)) of €4.90 per Ordinary Share on 13 August 2008, being the last date before the Company's intention to launch a Tender Offer was announced.

The issued share capital of the Company as at 18 August 2008, being the latest practicable date before the publication of this document, was 63,931,634 Ordinary Shares. If the Tender Offer is fully taken up by Shareholders, resulting in the purchase of 3.2 million Ordinary Shares, there will be a reduction in the issued Ordinary Share capital of the Company to 60,731,634 Ordinary Shares.

Shareholders have a Basic Entitlement to have up to 5 per cent. of their holdings purchased in the Tender Offer. Shareholders may tender a higher or lower percentage of their holdings but tenders in excess of the Basic Entitlement will only be satisfied to the extent that other Shareholders tender less than their Basic Entitlements. In the event that an aggregate of more than 3.2 million Ordinary Shares are tendered, tenders in excess of Basic Entitlements will be satisfied in proportion to the amount tendered by each Shareholder in excess of their Basic Entitlement so as to ensure that in aggregate the Maximum Number of Ordinary Shares are purchased in the Tender Offer.

The Tender Offer is only available to Eligible Shareholders and in respect of the number of Ordinary Shares registered in those Shareholders' names. **Full details of the Tender Offer (including the terms and conditions on which it is made) are set out in Part II of this document and in the Tender Form.**

Buyback Authority

At the Company's annual general meeting held on 4 June 2008, the Shareholders approved the Company repurchasing on-market up to a maximum of 19,178,290 Ordinary Shares, representing approximately 30 per cent. of the existing issued share capital of the Company.

Following the Tender Offer being closed or terminated and subject to market conditions, the Board may consider using the Buyback Authority from time to time to make further on-market share repurchases in order to return capital to Shareholders. Purchases of Ordinary Shares under the Buyback Authority will only be made on-market through the available systems of Euronext and otherwise in accordance with guidelines established from time to time by the Board. The Company may utilise such general Buyback Authority or any further authorities granted by Shareholders to carry out a single purchase or a series of purchases on-market, as and when market conditions are appropriate and with the aim of maximising the benefit to Shareholders.

Overseas Shareholders

The attention of Shareholders who are not resident in the United Kingdom is drawn to Part II, page 16 of this document headed "Overseas Shareholders" and, for Shareholders who hold their Ordinary Shares in certificated form, to the relevant provisions of the Tender Form.

Taxation

A summary of the general tax position of UK and US resident Shareholders in respect of the Tender Offer is set out in Part III, page 27 of this document.

Any Shareholder who is in any doubt as to his or her tax position should consult an appropriate professional adviser.

Notification of Interests

Following the Company's proposed purchase of Ordinary Shares in relation to the Tender Offer, a Shareholder's interest in the Company's issued share capital may change, giving rise to an obligation on the Shareholder in question to make a notification or a further notification to the Company under paragraph 5.1.2 of the Disclosure and Transparency Rules published by the UK Financial Services Authority, and to the AFM under paragraph 5.3.3 of the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*).

If Shareholders are in any doubt as to whether they should make a notification to the Company or to the AFM, or as to the form of that notification, then Shareholders are advised to consult their solicitor or other professional adviser without delay.

Action to be Taken in Relation to the Tender Offer

The procedure for tendering your Ordinary Shares depends on whether Ordinary Shares are held in uncertificated or certificated form, and is summarised below:

(i) *Ordinary Shares held in uncertificated form through Euroclear Nederland*

Eligible Shareholders who hold their Ordinary Shares in uncertificated form through an Admitted Institution and who wish to tender all or any of their existing holdings of Ordinary Shares are requested to make their acceptance known through their bank or broker no later than 6.00 p.m. (CET) on 18 September 2008. The relevant bank or broker may set an earlier deadline for communication by

Shareholders in order to permit the bank or broker to communicate acceptances to ABN AMRO, as agent for the Company.

The Admitted Institutions may tender Ordinary Shares for acceptance only to ABN AMRO, as agent for the Company, and only in writing. In tendering the acceptances, each Admitted Institution is required to declare (i) its remaining holding after the tender of Ordinary Shares ("Remaining Holding") through Euroclear Nederland per the Record Date, (ii) that it has the tendered Ordinary Shares in its administration, (iii) that each Shareholder who accepts the Tender Offer (a) irrevocably represents and warrants that the Ordinary Shares are being tendered in compliance with the restrictions outlined in this document and (b) irrevocably represents and warrants that he/she is not over-tendering his/her position and (iv) that it undertakes to transfer the Ordinary Shares free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all the rights attaching thereto on the Closing Date and (v) that it authorises Euroclear Nederland to inform ABN AMRO of its Remaining Holding per the Record Date. The acceptances from Shareholders of Ordinary Shares in the book-entry system of Euroclear Nederland shall constitute irrevocable instructions to the relevant Admitted Institutions to block any attempt to transfer the Ordinary Shares tendered, so that on or prior to the Settlement Date no transfer of such Ordinary Shares may be effected (other than to the Company on or prior to the Closing Date or the date on which the Tender Offer has been declared unconditional and the Ordinary Shares have been accepted for purchase) and to debit the securities account in which such Ordinary Shares are held on the Closing Date in respect of the Ordinary Shares tendered, against payment by the Company of the Tender Price in respect of those Ordinary Shares on the Settlement Date.

(ii) Ordinary Shares held in uncertificated form in CREST

Eligible Shareholders who hold their Ordinary Shares in uncertificated form and who wish to tender all or any of their existing holdings of Ordinary Shares should tender electronically through CREST so that the TTE instruction settles no later than 6.00 p.m. (CET) on 18 September 2008. Further details of the procedures for tendering and settlement are set out in Part II of this document.

(iii) Ordinary Shares held in certificated form

Eligible Shareholders who hold their Ordinary Shares in certificated form and who wish to tender all or any of their existing holdings of Ordinary Shares should complete and return the Tender Form in accordance with the instructions printed thereon (including a witnessed signature) and in Part II of this document to the Registrar. Eligible Shareholders who hold their Ordinary Shares in certificated form should also return with the relevant Tender Form their share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares tendered. Completed Tender Forms must be received by not later than 3.00 p.m. (CET) on 15 September 2008. Further details of the procedures for tendering and settlement are set out in Part II of this document and in the accompanying Tender Form. An explanation of how Shareholders holding their Ordinary Shares in certificated form should calculate their Basic Entitlement is set out in the Tender Form.

Shareholders should note that they will not be able to withdraw their Ordinary Shares once tendered.

Additional Information

Eligible Shareholders who do not wish to sell any Ordinary Shares under the Tender Offer need take no action in relation to the Tender Form or otherwise.

If you hold Ordinary Shares through Euroclear Nederland and have any questions about the procedure for tendering, including the calculation of your Basic Entitlement, please contact your bank or broker or alternatively ABN AMRO between 9.00 a.m. and 5.00 p.m. (CET) Monday to Friday on +31 20 383 6707.

If you hold Ordinary Shares in CREST or in certificated form and have any questions about the procedure for tendering, including the calculation of your Basic Entitlement, or you want help completing the Tender Form, please contact the Registrar between 9.00 a.m. and 5.00 p.m. (GMT) Monday to Friday on +44 1481 711 301.

Holders of co-ownership rights in the Global Bearer Certificate issued in connection with the Ordinary Shares listed on the Frankfurt Stock Exchange should refer to their respective depositary bank (*Depotbank*).

Neither ABN AMRO nor the Registrar will be able to give advice on the merits of the Tender Offer or to provide legal, financial or taxation advice, and accordingly for such advice you should consult your stockbroker, solicitor, accountant, bank manager or other independent professional adviser.

Recommendation

The Directors are making no recommendation to Shareholders in relation to participation in the Tender Offer itself. Whether or not Shareholders decide to tender their Ordinary Shares will depend, amongst other things, on their own individual circumstances, including their own tax position. Shareholders are recommended to consult their duly authorised independent advisers in making their own decisions.

Yours faithfully

Wesley R. Edens
Chairman

PART II
TERMS OF THE TENDER OFFER

Shareholders on the Register at the Record Date (other than certain Overseas Shareholders, as described in paragraph 2 below) are hereby invited to tender Ordinary Shares for purchase by the Company for cancellation on the terms and subject to the conditions set out in this document and, for Shareholders who hold their Ordinary Shares in certificated form, in the accompanying Tender Form.

1 Terms and Conditions of the Tender Offer

The Company hereby invites offers of Ordinary Shares by Eligible Shareholders for purchase by the Company on and subject to the following terms and conditions:

1.1 The consideration under the Tender Offer is a fixed price of €6.00 in cash per Ordinary Share.

1.2 The Tender Offer is for up to 3.2 million Ordinary Shares in aggregate, representing approximately 5 per cent. of the Ordinary Shares in issue as at 18 August 2008 (being the latest practicable date prior to the publication of this document). The aggregate number of Ordinary Shares purchased pursuant to the Tender Offer shall not in any event exceed the Maximum Number.

1.3 The Tender Offer is conditional on the Tender Offer not having been terminated in accordance with paragraph 1.24 below prior to 19 September 2008. If this condition is not satisfied the Tender Offer will lapse and the Company will not purchase any Ordinary Shares pursuant to the Tender Offer.

1.4 The Tender Offer will close at 6.00 p.m. (CET) on 18 September 2008 and no Tender Forms or TTE instructions received after that time will be accepted in whole or in part, except to the extent that the Company extends the period for tendering under the Tender Offer, in which case a new date for the Tender Offer will be given. The Company reserves the right, subject to applicable legal and regulatory requirements, to extend the period for tendering under the Tender Offer at any time prior to 6.00 p.m. (CET) on 18 September 2008. Any material change to the expected timetable will be notified to Shareholders by way of an announcement through a Regulatory Information Service, an advertisement in *Het Financieele Dagblad* and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*), the *Unternehmensregister* in Germany and newswires in the United States. Any such extension will comply with all applicable legal and regulatory requirements including, but not limited to, the duration of such extension. **Notwithstanding any such extension, subject to the Tender Offer otherwise becoming unconditional, Shareholders will not be able to withdraw any Ordinary Shares tendered.**

1.5 Subject to the provisions of paragraph 1.3 above, the Tender Forms which have been, or are deemed to be, validly and properly completed and received by the Registrars by 3.00 p.m. (CET) on 15 September 2008 will become irrevocable at such time as they are received.

1.6 The Tender Offer is only available to Shareholders (other than certain Overseas Shareholders) on the Register at the Record Date, and only in respect of the number of Ordinary Shares registered in their names on that date. Each Ordinary Share may only be tendered once and the total number of Ordinary Shares tendered by any Eligible Shareholder should not exceed the total number of Ordinary Shares held by such Eligible Shareholder. If the total number of Ordinary Shares tendered does exceed the total number of Ordinary Shares held by such Eligible Shareholder, it will be taken to have tendered all Ordinary Shares held by it.

1.7 Subject to the satisfaction of the condition set out in paragraph 1.3 above, Ordinary Shares successfully tendered will be acquired by the Company on-market through the available systems of Euronext, with full title guarantee, fully paid and free from all liens, charges, equitable interests and encumbrances and with all rights attaching to the same and will be cancelled and will not rank for any future dividends or other distributions.

1.8 Eligible Shareholders will be entitled to sell to the Company his or her Basic Entitlement, being such number of Ordinary Shares, rounded down to the nearest whole number, as represents 5 per cent. of such Shareholder's holding of Ordinary Shares as at the Record Date. Shareholders may tender a higher or lower percentage of their holdings but tenders in excess of the Basic Entitlement will only be satisfied to the extent that other Shareholders tender less than their Basic Entitlements. In the event that an aggregate of more than 3.2 million Ordinary Shares are tendered, tenders in excess of Basic Entitlements will be satisfied in proportion to the amount tendered by each Shareholder in excess of their Basic Entitlement (rounded down to the nearest whole number of Ordinary Shares) so as to ensure that in aggregate the Maximum Number of Ordinary Shares are purchased in the Tender Offer.

1.9 All tenders in respect of Ordinary Shares held in uncertificated form through Euroclear Nederland must be made in accordance with the instructions set out below. Eligible Shareholders tendering such uncertificated Ordinary Shares held through Euroclear Nederland must make their acceptance known through their bank or broker no later than 6.00 p.m. (CET) on 18 September 2008 as described in this Part II.

1.10 All tenders in respect of Ordinary Shares held in uncertificated form in CREST must be made in accordance with the instructions set out below. Eligible Shareholders tendering such uncertificated Ordinary Shares held in CREST must arrange for any uncertificated Ordinary Shares they wish to tender to be transferred into escrow so that the transfer settles by no later than 6.00 p.m. (CET) on 18 September 2008 as described in this Part II. Such tenders will only be valid when the procedures contained in this document and in the relevant parts of the CREST manual are complied with in full.

1.11 All tenders in respect of Ordinary Shares held in certificated form must be made on the accompanying Tender Form duly completed in accordance with the instructions set out below and in the Tender Form (which constitutes part of the terms of the Tender Offer). Such tenders will only be valid if the procedures contained in this document and in the Tender Form are complied with in full.

1.12 The Tender Offer, and all tenders, will be governed by and construed in accordance with English law. Delivery or posting of a Tender Form will constitute submission to the jurisdiction of the English courts.

1.13 Further copies of the Tender Form may be obtained on request from the Registrar by calling 01481 711301, or, if calling from outside the United Kingdom, +44 1481 711301, between 9.00 a.m. and 5.00 p.m. (GMT) Monday to Friday and from the Company's website at http://www.eurocastleinv.com.

1.14 Holdings in certificated form under the same name with different designations will be treated as separate holdings of Shareholders for the purposes of the application of terms of the Tender Offer and a separate Tender Form will need to be submitted in order to tender each such separate holding.

1.15 All questions as to the number of Ordinary Shares tendered, the price to be paid therefore and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Ordinary Shares will be determined by the Company in its discretion, which determination shall be final and binding on all the parties (except as otherwise required under applicable law).

1.16 It is expected that the results of the Tender Offer and, if applicable, the extent to which tenders will be scaled back, will be announced on 19 September 2008.

1.17 All documents and remittances sent by or to Shareholders will be sent at the risk of the Shareholder concerned. If the Tender Offer does not become unconditional and lapses, share certificates and other documents of title will be returned by post to the person whose name and address (outside the Restricted Territories) is set out in the Tender Form by no later than 5 Business Days after the date of such lapse, or, in the case of Ordinary Shares held in uncertificated form in CREST, the Escrow Agent will provide instructions to Euroclear UK to transfer all such Ordinary Shares held in escrow balances to TFE instruction to the original available balances to which those Ordinary Shares relate.

1.18 If only a part of a holding of Ordinary Shares is successfully tendered pursuant to the Tender Offer, the relevant Eligible Shareholder will be entitled to receive the following:

(i) if Ordinary Shares are held in uncertificated form through Euroclear Nederland, the transfer of the unsold Ordinary Shares by ABN AMRO to the Admitted Institution of the Eligible Shareholder will take place on the Business Day following the Closing Date;

(ii) if Ordinary Shares are held in uncertificated form in CREST the transfer of the unsold Ordinary Shares by the Escrow Agent by TFE instruction to the original registered holder(s) of those unsold Ordinary Shares will take place on 25 September 2008; or

(iii) if Ordinary Shares are held in certificated form, a balance certificate in respect of the unsold Ordinary Shares will be despatched on 25 September 2008.

1.19 The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance or payment for which may, in the opinion of the Company, be unlawful or where, in the opinion of the Company, the holding of Ordinary Shares tendered has been reduced or created following the date of this document. The Company reserves the absolute right to waive any of the terms of the Tender Offer and any defect or irregularity in the tender of any particular Ordinary Shares or any particular holder thereof to the extent permitted by applicable law. No tender of Ordinary Shares will otherwise be deemed to be validly made until all defects and irregularities have been cured or waived. The consideration under the Tender Offer will not be despatched until after the Tender Form is complete in all respects and the share certificate(s) and/or other document(s) of title satisfactory to the Company have been received or (as the case may be) the relevant TTE instruction has settled.

1.20 The Company will not levy commissions and dealing charges on any Ordinary Shares purchased by it pursuant to the Tender Offer.

1.21 The failure of any person to receive a copy of this document or, for a person who holds his Ordinary Shares in certificated form, the Tender Form shall not invalidate any aspect of the Tender Offer. None of the Company, ABN AMRO, the Registrar or any other person will incur any liability in respect of any person failing to receive this document and/or, for a person who holds its Ordinary Shares in certificated form, the Tender Form.

1.22 None of the Company, ABN AMRO, the Registrar or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

1.23 The Company reserves the right to revise the Tender Price or change the aggregate value of the Tender Offer or the Maximum Number (but, in the case of the latter, not so that it would ever exceed 19,178,290 Ordinary Shares based on market conditions and/or other factors, and subject to

compliance with applicable law and regulatory requirements. Any such revision will require, amongst other things, that new Tender Forms are despatched to Shareholders and may, in certain circumstances, require that the period of the Tender Offer be extended).

1.24 If, at any time prior to 19 September 2008:

(i) the Board in its absolute discretion concludes that the Tender Offer would no longer be in the best interests of the Company and/or the Shareholders as a whole; or

(ii) there shall occur any material adverse change in the national or international, financial, economic, political or market conditions; or

(iii) there shall occur any material adverse change in the financial position or prospects and/or circumstances of the Company,

which, in respect of (ii) and (iii) above, in the reasonable opinion of the Directors of the Company, renders the Tender Offer temporarily or permanently impractical or inadvisable (taking into account the background to and reason for the Tender Offer), the Company may terminate the Tender Offer and shall, as soon as practicable thereafter, announce the same through a Regulatory Information Service, an advertisement in *Het Financieele Dagblad* and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*), the *Unternehmensregister* in Germany and via newswires in the United States and notify Shareholders in writing.

1.25 No acknowledgement of receipt of any Tender Form, share certificate(s), other document(s) of title and/or TTE instructions (as appropriate) will be given.

2 Overseas Shareholders

2.1 The making of the Tender Offer in, or to persons resident in, jurisdictions outside the United Kingdom, including to custodians, nominees or trustees for persons who are citizens, residents or nationals of jurisdictions outside the United Kingdom may be prohibited or affected by the laws of the relevant overseas jurisdiction. Shareholders who are Overseas Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any such Shareholder wishing to tender Ordinary Shares to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. If you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction. Any such Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and the Company and any person acting on their behalf shall be fully indemnified and held harmless by such Shareholder for any such issue, transfer or other taxes such person may be required to pay. No steps have been taken to register or qualify the Tender Offer or to authorise the extending of this Tender Offer or the distribution of this document, the Tender Form or any related documents in any territory outside the United Kingdom.

2.2 In particular, the Tender Offer is not being made, directly or indirectly, in or into the Restricted Territories.

2.3 Copies of this document, the Tender Form and any related documents must not be mailed or otherwise distributed or sent in, into or from any of the Restricted Territories, including to Shareholders with registered addresses in any of the Restricted Territories or to persons who are custodians, nominees or trustees holding shares for persons in any of the Restricted Territories. Persons receiving such

documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from any of the Restricted Territories or use such mails or any such means, instrumentality or facility in connection with the Tender Offer to do so, and so doing may render invalid any purported tender under the Tender Offer. Persons wishing to tender under the Tender Offer should not use such mails or any such means, instrumentality or facility for any purpose, directly or indirectly, relating to any tender under the Tender Offer. Envelopes containing Tender Forms should not be postmarked in any of the Restricted Territories or otherwise despatched from any of the Restricted Territories and all tendering Shareholders must provide addresses outside the Restricted Territories for the remittance of cash or return of any documents.

2.4 A Shareholder will be deemed not to have tendered Ordinary Shares pursuant to the Tender Offer if: (i) such Shareholder is unable to make the representations and warranties set out in paragraph 6 (headed "Effect of Tender") below; (ii) such Shareholder completes a Tender Form with an address in any of the Restricted Territories or has a registered address in any of the Restricted Territories and in either case such Shareholder does not insert in the Tender Form the name and address of the person or agent outside any of the Restricted Territories to whom he wishes the consideration to which he is entitled under the Tender Offer to be sent, subject to the provisions of this paragraph and applicable law; or (iii) such Shareholder inserts in such Tender Form the name and address of the person or agent in any of the Restricted Territories to whom he wishes the consideration to which such Shareholder is entitled under the Tender Offer to be sent; or (iv) the Tender Form received from him is in an envelope postmarked in, or which otherwise appears to the Company, ABN AMRO, the Registrar or their agents to have been sent from, any of the Restricted Territories. The Company reserves the right, in its absolute discretion, to investigate in relation to any acceptance whether the representations and warranties referred to in paragraphs 6.4(viii) and 6.4(ix) of paragraph 6 (headed "Effect of Tender") below given by any Shareholder are correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation and warranty is not correct, such acceptance shall not be valid.

2.5 If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Form or any related documents in, into or from any of the Restricted Territories, such person should:

(i) inform the recipient of such fact;

(ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii) draw the attention of the recipient to this paragraph 2.

2.6 The provisions in this paragraph 2 and/or any other terms of the Tender Offer relating to Overseas Shareholders may be waived, varied or modified as regards a specific Shareholder or on a general basis by the Company or its agents in their absolute discretion but only if the Company or its agents is/are satisfied that such waiver, variation or modification will not constitute or give rise to breach of applicable securities or other laws. References to a "Shareholder" shall include references to the persons executing Tender Forms and, in the event of more than one person executing Tender Forms, the provisions in this paragraph 2 shall apply to them jointly and severally.

Overseas Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

3 Procedure for Tendering

There are different procedures for Ordinary Shares depending on whether your Ordinary Shares are held in uncertificated or certificated form

If you hold Ordinary Shares in uncertificated form in Euroclear Nederland you should make your acceptance known to your bank or broker. The procedure for tendering Ordinary Shares held through Euroclear Nederland is set out in paragraph 3(a) below.

If you hold Ordinary Shares in uncertificated form in CREST you may only tender such Ordinary Shares by arranging for the transfer of such Ordinary Shares into escrow in accordance with the procedure set out in paragraph 3(b) below. If those Ordinary Shares are held under different Member Account IDs, you should send a separate TTE instruction for each Member Account ID.

If you hold Ordinary Shares in certificated form, you may only tender such Ordinary Shares by completing and returning the Tender Form in accordance with the instructions set out in paragraph 3(c) below and the instructions printed thereon.

If you hold Ordinary Shares in certificated form but under different designations, you should complete a separate Tender Form, as appropriate, in respect of each designation. Additional Tender Forms are available from the Registrar by telephone on 01481 711301 (or on +44 1481 711301 if calling from outside the United Kingdom).

If you hold co-ownership rights in the Global Bearer Certificate issued in connection with the Ordinary Shares listed on the Frankfurt Stock Exchange you should make your acceptance known to your depositary bank (*Depotbank*).

(a) Ordinary Shares held in uncertificated form through Euroclear Nederland

Eligible Shareholders who hold their Ordinary Shares in uncertificated form through an Admitted Institution and who wish to tender all or any of their existing holdings of Ordinary Shares are requested to make their acceptance known through their bank or broker no later than 6.00 p.m. (CET) on 18 September 2008, unless the acceptance period is extended. The relevant bank or broker may set an earlier deadline for communication by Shareholders in order to permit the bank or broker to communicate acceptances to ABN AMRO, as agent for the Company.

The Admitted Institutions may tender Ordinary Shares for acceptance only to ABN AMRO, as agent for the Company, and only in writing. In tendering the acceptances, each Admitted Institution is required to declare (i) its remaining holding after the tender of Ordinary Shares ("Remaining Holding") through Euroclear Nederland per the Record Date, (ii) that it has the tendered Ordinary Shares in its administration, (iii) that each Shareholder who accepts the Tender Offer (a) irrevocably represents and warrants that the Ordinary Shares are being tendered in compliance with the restrictions outlined in this document, and (b) irrevocably represents and warrants that he/she is not over-tendering his/her position, (iv) that it undertakes to transfer the Ordinary Shares free and clear of any rights of pledge or usufruct, liens or attachments or similar charges to the Company on the Tender Closing Date and (v) that it authorises Euroclear Nederland to inform ABN AMRO of its Remaining Holding per the Record Date, provided the Tender Offer has been declared unconditional.

The acceptances from Shareholders of Ordinary Shares in the book-entry system of Euroclear Nederland shall constitute irrevocable instructions to the relevant Admitted Institutions to block any attempt to transfer the Ordinary Shares tendered, so that on or prior to the Closing Date no transfer of such Ordinary Shares may be effected (other than to the Company) on or prior to the Closing Date and

to debit the securities account in which such Ordinary Shares are held on the Settlement Date in respect of the Ordinary Shares.

(b) ***Ordinary Shares held in uncertificated form in CREST***

If the Ordinary Shares which you wish to tender are held in uncertificated form, then to tender such shares you must take (or procure the taking of) the action set out below to transfer (by means of a TTE instruction) the number of Ordinary Shares which you wish to tender under the Tender Offer to the appropriate escrow account, specifying Anson Registrars Limited (in its capacity as a CREST participant under the relevant Participant ID and Member Account ID referred to below) as the Escrow Agent, as soon as possible and in any event **so that the TTE instruction settles by no later than 6.00 p.m. (CET) on 18 September 2008.** Please note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) and you should therefore ensure you time the input of any TTE instructions accordingly. No tenders received after that time will be accepted.

A correctly completed electronic transfer of Ordinary Shares made in accordance with this paragraph 3(b) (which has not been validly withdrawn) shall constitute an irrevocable offer to sell the number of Ordinary Shares at the Tender Price on the terms of the Tender Offer, by transferring such shares to the relevant escrow account as detailed in paragraph 3(b)(i) below. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your Participant ID and the Member Account ID under which your Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to Euroclear UK in relation to the Ordinary Shares which you wish to tender.

After settlement of a TTE instruction, you will not be able to access in CREST for any transaction or charging purposes, the Ordinary Shares the subject of such TTE instruction, notwithstanding that they will be held by Anson Registrars Limited as the Escrow Agent until completion or lapsing of the Tender Offer. If the Tender Offer becomes unconditional and the relevant tender is accepted, the Escrow Agent will transfer the Ordinary Shares to itself for cancellation, returning any Ordinary Shares not successful in the Tender Offer to you.

You are recommended to refer to the CREST manual published by Euroclear UK for further information on the CREST procedures outlined below. This can be downloaded off the Internet on the Euroclear UK website at www.euroclear.co.uk.

You should note that Euroclear UK does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Ordinary Shares to settle prior to 6.00 p.m. (CET) on 18 September 2008. You are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

(i) *Electronic Transfer Instructions*

To transfer Ordinary Shares in uncertificated form you should send (or if you are a CREST sponsored member, procure your sponsor sends) to Euroclear UK a TTE instruction in relation to such Ordinary Shares. A TTE instruction to Euroclear UK must be properly authenticated in accordance with Euroclear UK's specifications for transfers to escrow and must contain the following additional details:

(a) the number of Ordinary Shares in respect of which you wish to tender and which are to be transferred to an escrow account;

(b) your Member Account ID;

(c) your Participant ID;

(d) the Participant ID of the Escrow Agent, in its capacity as a CREST receiving agent. This is 7RA80;

(e) the Member Account ID of the Escrow Agent. For the purposes of the Tender Offer this will be BUYBACK;

(f) the ISIN of the Ordinary Shares, which is GB00B01C5N27;

(g) the intended settlement date. This should be as soon as possible and, in any event, not later than 6.00 p.m. (CET) on 18 September 2008;

(h) input with standard delivery instruction of priority 80;

(i) the corporate action number for the Tender Offer. This is allocated by Euroclear UK and can be found by viewing the relevant corporate action details in CREST; and

(j) the contact name and telephone number inserted in the shared note field.

An appropriate announcement through a Regulatory Information Service will be made if any of the details contained in this paragraph 3(b)(i) are altered.

(ii) Deposits of Ordinary Shares into, and withdrawals of Ordinary Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Ordinary Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Tender Offer (whether such conversion arises as a result of a transfer of Ordinary Shares or otherwise). Shareholders who are proposing to convert any such Ordinary Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Ordinary Shares as a result of the conversion to take all necessary steps in connection with such person's participation in the Tender Offer (in particular, as regards delivery of share certificates and/or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (CET) on 15 September 2008.

If you are in any doubt as to how to complete the Tender Form or as to the procedure for transferring your Ordinary Shares electronically, please telephone Anson Registrars Limited between 9.00 a.m. and 5.00 p.m. (GMT) Monday to Friday on 01481 711301 (or, if calling from outside the United Kingdom, on +44 1481 711301). Please note that calls to Anson Registrars Limited may be monitored or recorded and that Anson Registrars Limited will not be able to give advice on the merits of the Tender Offer or to provide legal, financial or taxation advice, and accordingly, for such advice you should consult your stockbroker, solicitor, accountant, bank manager or other independent professional adviser.

You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

Shareholders should note that once tendered, Ordinary Shares may not be sold, transferred, charged or otherwise disposed of.

(c) Ordinary Shares held in certificated form (that is, not in Euroclear Nederland or CREST)

To tender your Ordinary Shares held in certificated form you must complete, sign and have witnessed the Tender Form. The completed, signed and witnessed Tender Form should be sent either by post or by hand during normal business hours only to Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey GY1 3WX **as soon as possible and, in any event, so as to be received not later than 3.00 p.m. (CET) on 15 September 2008**. No tenders received after that time will be accepted. No acknowledgement of receipt of documents will be given. Any Tender Form received in an envelope postmarked in Canada, Australia and Japan or otherwise appearing to the Company or its agents to have been sent from any of those jurisdictions may be rejected as an invalid tender. For further information on Overseas Shareholders, see paragraph 2 (headed "Overseas Shareholders") above.

The completed and signed Tender Form should be accompanied, where possible, by the relevant share certificate(s) and/or other document(s) of title.

If your share certificate(s) and/or other document(s) of title is/are not readily available (for example, if they are with your stockbroker, bank or other agent) or are lost, the Tender Form should nevertheless be completed, signed and returned as described above **so as to be received by the Registrar, not later than 3.00 p.m. (CET) on 15 September 2008**, together with any share certificate(s) and/or documents(s) of title that you may have available with a note of explanation stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. The relevant share certificate(s) and document(s) of title should be forwarded as soon as possible thereafter and, in any event, so as to arrive by not later than 3.00 p.m. (CET) on 15 September 2008.

In respect of those Ordinary Shares for which your share certificate(s) is/are lost, you should complete a letter of indemnity, which can be obtained by writing to Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey GY1 3WX. **This indemnity should be returned as described above so as to be received by the Registrar, not later than 3.00 p.m. (CET) on 15 September 2008.**

Where you have returned a letter of indemnity in respect of unavailable share certificate(s) and you subsequently find or obtain the relevant share certificate(s), you should immediately deliver the share certificate(s) by hand during normal business hours only or by post to The Registrar, as described above.

If a Shareholder does not return his share certificate(s) by 3.00 p.m. (CET) on 15 September 2008, the Company may deem (in its absolute discretion) that such Shareholder has only tendered the number of Ordinary Shares in respect of which share certificates have been received.

If the Tender Offer does not become unconditional and lapses, Tender Forms, share certificates and other documents of title will be returned to Eligible Shareholders by post not later than 5 Business Days after the date of such lapse.

4 Tenders through Euroclear Nederland

Each Shareholder by whom, or on whose behalf, a tender through an Admitted Institution is made irrevocably undertakes, represents, warrants and agrees to and with the Company and ABN AMRO (so as to bind them, their personal representatives, heirs, successors and assigns) on the date that such Ordinary Shares are tendered up to and including the Settlement Date that:

(a) the tender of any Ordinary Shares constitutes an acceptance by the Shareholder of the Tender Offer, on the terms and subject to the conditions and restrictions of the Tender Offer;

(b) such Shareholder is not over-tendering his/her position and will deliver the Shares on the Closing Date;

(c) such Shareholder has full power and authority to tender, sell and deliver, and has not entered into any other agreement to tender, sell or deliver the Ordinary Shares stated to have been tendered to any party other than the Company (together with all rights attaching thereto) and, when such Ordinary Shares are purchased by the Company for cash, the Company acquires such Ordinary Shares, with full title guarantee and free and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all the rights attaching thereto; and

(d) such Ordinary Shares are being tendered in compliance with the restrictions set out in this document and the securities and other applicable laws or regulations of the jurisdiction in which the Shareholder is located or of which it is a resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such Ordinary Shares.

5 Tenders through CREST

Each Shareholder by whom, or on whose behalf, a tender through CREST is made irrevocably undertakes, represents, warrants and agrees to and with the Company and the Registrar (so as to bind him, his personal representatives, heirs, successors and assigns) on the date that such Ordinary Shares are tendered up to and including the Settlement Date that:

5.1 the input of the TTE instruction shall constitute an offer to sell to the Company at the Tender Price such number of Ordinary Shares as are specified in the TTE instruction or deemed to be tendered, in each case, on and subject to the terms and conditions set out or referred to in this document and that once the TTE instruction has settled, such tender shall be irrevocable;

5.2 such Shareholder has full power and authority to tender, sell, assign or transfer the Ordinary Shares in respect of which such offer is accepted (together with all rights attaching thereto) and, when the same are purchased by the Company, the Company will acquire such Ordinary Shares with full title guarantee, fully paid and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto, on 18 September 2008, including the right to take the Ordinary Shares and to receive all dividends and other distributions declared, paid or made on or after 18 September 2008;

5.3 the input of the TTE instruction will, subject to the Tender Offer becoming unconditional, constitute the irrevocable appointment of the Registrar as the Shareholder's Escrow Agent and an irrevocable instruction and authority to the Escrow Agent (i) subject to the Tender Offer becoming unconditional, to transfer to itself by means of CREST and then to transfer to the Company (or to such person or persons as the Company may direct) by means of CREST all or any of the Relevant Shares (as defined below) in respect of which the Tender Offer is accepted or deemed to be accepted (but not exceeding the number of Ordinary Shares which have been tendered pursuant to the Tender Offer); and (ii) if the Tender Offer does not become unconditional and lapses, or there are Ordinary Shares which have not been successfully tendered under the Tender Offer, to give instructions to CREST, as promptly as practicable after the lapsing of the Tender Offer, to transfer Relevant Shares to the original available balances from which those shares came. For the purposes of this paragraph 5.3, "Relevant Shares" means Ordinary Shares in uncertificated form in CREST and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in this Part II;

5.4 such Shareholder will ratify and confirm each and every act or thing which may be done or effected by the Company, or any of its Directors or any person nominated by them or the Escrow Agent in the proper exercise of its or his/her powers and/or authorities hereunder;

5.5 it shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by the Company to be desirable, in each case to complete the purchase of the Ordinary Shares and/or to perfect any of the authorities expressed to be given hereunder;

5.6 such Shareholder, if an Overseas Shareholder, has fully observed and complied with any applicable legal requirements so that the invitation under the Tender Offer may be lawfully made to him under the laws of the relevant jurisdiction;

5.7 the creation of a CREST payment obligation in favour of such Shareholder's payment bank in accordance with the CREST payment arrangements as referred to in paragraph 3 above will, to the extent of the obligations so created, discharge fully any obligation of the Company to pay to such Shareholder the cash consideration to which he is entitled under the Tender Offer;

5.8 the input of the TTE instruction constitutes such Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer;

5.9 if, for any reason, any Ordinary Shares in respect of which a TTE instruction has been made are, prior to 15 September 2008, converted into certificated form, the tender through CREST in respect of such Ordinary Shares shall cease to be valid and the Shareholder will need to comply with the procedures for tendering Ordinary Shares in certificated form as set out in this Part II in respect of the Ordinary Shares so converted, if he wishes to make a valid tender of such Ordinary Shares pursuant to the Tender Offer; and

5.10 if the appointment of attorney and/or agent provision under sub-paragraph 5.3 above shall be unenforceable or invalid or shall not operate so as to afford any director or officer of the Company, or the Registrar the benefit or authority expressed to be given therein, the Shareholder shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable the Company or the Registrar to secure the full benefits of sub-paragraph 5.3 above.

6 Effect of Tender

Each Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with the Company and the Registrar (so as to bind him, his personal or legal representatives, heirs, successors and assigns) on the date that such Ordinary Shares are tendered up to and including the Settlement Date that:

6.1 in respect of an Eligible Shareholder by whom, or on whose behalf, a Tender Form is executed, the execution of the Tender Form shall constitute an offer to sell to the Company at the Tender Price, the number of Ordinary Shares inserted in the Tender Form or deemed to be inserted (or such lesser number of Ordinary Shares as is accepted for purchase pursuant to the Tender Offer), in each case on and subject to the terms and conditions set out and referred to in this document and the Tender Form and that, once lodged, Shareholders will not be able to withdraw any Ordinary Shares tendered, and such offer shall be irrevocable and capable of acceptance by the Company in accordance with paragraph 6.4(vii) below;

6.2 such Shareholder has full power and authority to tender, sell, assign or transfer the Ordinary Shares in respect of which such offer is accepted (together with all rights attaching thereto) and when the same are purchased, the Company will acquire such Ordinary Shares with full title guarantee and free from

all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature together with all rights attaching thereto on 18 September 2008, including the right to vote and to receive all dividends and other distributions declared, paid or made on or after 18 September 2008;

6.3 the execution of the Tender Form will, subject to the Tender Offer otherwise becoming unconditional, constitute the irrevocable appointment of any director or officer of the Company, or other person(s) nominated by the Company, as such Shareholder's attorney and/or agent ("attorney") and an irrevocable instruction and authorisation for the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Ordinary Shares being tendered by that Shareholder in favour of the Company and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or any other document(s) relating to such Ordinary Shares, for registration within six months of the Tender Offer becoming unconditional and to do all such other acts and things as may, in the opinion of such attorney, be necessary or expedient for the purpose of or in connection with the Tender Offer and to vest in the Company or its nominee(s) such Ordinary Shares;

6.4 such Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by such attorney and/or by the Company, or any of its Directors in the proper exercise of its or his or her powers and/or authorities hereunder:

(i) such Shareholder holding Ordinary Shares in certificated form will deliver to the Registrar their share certificate(s) and/or other document(s) of title in respect of the Ordinary Shares being tendered by that Shareholder or an indemnity acceptable to the Company in lieu thereof or will procure that the delivery of such document(s) to such person as soon as possible thereafter and, in any event, before 3.00 p.m. (CET) on 15 September 2008;

(ii) the provisions of the Tender Form shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

(iii) such Shareholder shall do all such things and acts as shall be necessary or expedient and execute any additional documents deemed by the Company to be desirable to complete the Company's purchase of the Ordinary Shares and/or to perfect any of the authorities expressly given hereunder;

(iv) such Shareholder, if an Overseas Shareholder, has fully observed and complied with any applicable legal requirements so that the invitation under the Tender Offer may be lawfully made to him under the laws of the relevant jurisdiction;

(v) such Shareholder is not a resident of the Restricted Territories, does not hold any Ordinary Shares which he has tendered on behalf of a resident of the Restricted Territories and has not received or sent copies or originals of this document, the Tender Form or any related document in, into or from the Restricted Territories and has not otherwise utilised in connection with the Tender Offer, directly or indirectly, the mails of or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone and internet) of interstate or foreign commerce of, or any facility of a national securities exchange of, the Restricted Territories, the Tender Form has not been mailed or otherwise been sent in, into or from the Restricted Territories and such Shareholder is tendering Ordinary Shares pursuant to the Tender Offer from outside the Restricted Territories and such Shareholder is not an agent or fiduciary acting on a non-discretionary basis for the principal who has given any instructions with respect to the Tender Offer from within the Restricted Territories;

(vi) on execution each Tender Form takes effect as a deed;

(vii) that, subject to the Tender Offer becoming unconditional, the execution of a Tender Form constitutes an irrevocable authorisation and request to the Company to procure the despatch by post of a cheque drawn in euro at a branch of a UK clearing bank for the cash consideration to which a tendering Shareholder is entitled, at the risk of such Shareholder, to the person whose name and address outside any of the Restricted Territories is set out in the Tender Form;

(viii) that the execution of a Tender Form constitutes such Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer or the Tender Form;

(ix) the execution of the Tender Form constitutes a warranty by such Shareholder that the information given by or on behalf of the Shareholder in the Tender Form will be true in all respects at the time the Company purchases the Ordinary Shares referred to in paragraph 6.1 above as if it had been given afresh at such time and shall not be extinguished by such purchase; and

(x) the Company will be taken to have accepted in whole or in part a Shareholder's offer referred to in paragraph 6.1 above by paying to such Shareholder the Tender Price for each Ordinary Share the Company wishes to purchase in accordance with this Tender Offer, and the number of Ordinary Shares in respect of which the Company will be taken to have accepted the Shareholder's offer will be equal to the aggregate consideration paid to such Shareholder divided by the Tender Price per Ordinary Share.

A reference in this section headed "Effect of Tender" to a Shareholder includes a reference to the person or persons executing the Tender Form and, in the event of more than one person executing a Tender Form, the provisions of this paragraph 6 will apply to them jointly and severally.

7 Purchase of Ordinary Shares and Settlement

Upon the terms and conditions of the Tender Offer, the Company expects to complete the purchase of Ordinary Shares before 25 September 2008. Payment for the Ordinary Shares which are to be purchased pursuant to the Tender Offer will be made on 25 September 2008.

Delivery of cash for the Ordinary Shares to be purchased by the Company pursuant to the Tender Offer will be made by ABN AMRO (on behalf of the Company) or the Registrar, as described below. Under no circumstances will interest be paid on the cash to be paid by the Company notwithstanding any delay in making such payment.

Settlement of the consideration to which any Eligible Shareholder is entitled pursuant to valid tenders accepted by the Company will be made as follows:

(a) Ordinary Shares in uncertificated form held through Euroclear Nederland

Where an accepted tender relates to Ordinary Shares held by Shareholders in uncertificated form, the consideration will be paid in Euro through Euroclear Nederland by ABN AMRO (as agent for, and on behalf of, the Company) in favour of the relevant Admitted Institutions of tendering Shareholders in accordance with Euroclear Nederland's normal payment arrangements on 25 September 2008.

(b) Ordinary Shares in uncertificated form in CREST

Where an accepted tender relates to Ordinary Shares held by Shareholders in uncertificated form, the consideration will be paid in Euro through CREST by the Registrar (on behalf of the Company)

procuring the creation of a payment obligation on 25 September 2008 in favour of the payment banks of tendering Shareholders in accordance with the CREST payment arrangements.

The Company reserves the right to settle all or any part of the consideration referred to in this paragraph 7, for all or any tendering Shareholder(s), in the manner referred to in paragraph 7(c) below if, for any reason, it wishes to do so.

(c) ***Ordinary Shares in certificated form***

Where an accepted tender relates to Ordinary Shares held by Shareholders in certificated form, cheques for the consideration will be despatched on 25 September 2008 by the Registrar (on behalf of the Company) by first class post, at the risk of the person(s) whose name and address (outside any of the Restricted Territories) is set out in the Tender Form. All payments will be made in Euro by cheque, drawn on a branch of a UK clearing bank at the risk of the person(s) entitled thereto.

8 Additional Provisions

All powers of attorney and authorities conferred by or referred to in this document or the Tender Form are given by way of security for the performance of the obligations of the Shareholders concerned and are irrevocable.

PART III
TAX CONSIDERATIONS

The following summary of the tax treatment in the United Kingdom and the United States is intended as a general guide only. It is based on certain aspects of current United Kingdom and United States law and published practice as at the date of this document and does not constitute tax advice. The summary relates only to Shareholders who are only resident in the United Kingdom and the United States for tax purposes, who beneficially own their Ordinary Shares and who hold their Ordinary Shares as investments. It may not be applicable to certain Shareholders, including insurance companies, dealers in securities, Shareholders who hold their shares by virtue of an office or employment and Shareholders who are not beneficial owners of the relevant Ordinary Shares, such as trustees.

Any Shareholder who is in any doubt as to their tax position is strongly recommended to consult their professional adviser.

1 UK Tax Considerations

Taxation of Chargeable Gains

Subject to the comments below in respect of section 703 ICTA and section 698 ITA, a Shareholder who sells Ordinary Shares in the Tender Offer should be treated as making a disposal of such Ordinary Shares for chargeable gains purposes. Accordingly a Shareholder may, depending on that person's circumstances, be subject to corporation tax on chargeable gains (or, in the case of an individual Shareholder, capital gains tax) in respect of any gain arising on such sale.

Taxation of Income

Payments in respect of the Tender Offer should not constitute income distributions for UK tax purposes. No application for clearance under section 707 ICTA or section 701 ITA has been made.

In the event that HM Revenue and Customs did successfully apply section 703 ICTA or section 698 ITA to payments in respect of the Tender Offer, HM Revenue and Customs might make such tax assessment on any of the Shareholders as they consider necessary in the circumstances, including treating the Shareholders as having received any payment as an income receipt.

2 United States Tax Considerations

To ensure compliance with US Internal Revenue Service ("IRS") Circular 230, you are hereby notified that the discussions of US federal income tax matters in this document were written to support the Company's promotion or marketing of the Tender Offer. Those discussions are not intended or written to be legal or tax advice or to be used, and they may not be used, by any person or entity for the purpose of avoiding any penalties that may be imposed on any person or entity under the US Internal Revenue Code of 1986, as amended (the "Code"). Each Shareholder of the Company should seek advice based on the Shareholder's particular circumstances from an independent tax adviser, as well as any tax consequences arising under any state, local or non-US tax laws.

The following discussion summarises certain material US federal income tax consequences expected to result to US Holders (as defined below) who sell Ordinary Shares in the Tender Offer. This discussion is not a complete analysis of all potential US federal income tax consequences and does not address any tax consequences arising under any state, local or non–US tax laws or US federal estate or gift tax laws. This summary is based on the Code, US Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, all as in effect as of the date hereof. These

authorities may change, possibly retroactively, resulting in US federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Tender Offer or that any such contrary position would not be sustained by a court.

This discussion is limited to US Holders who hold Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all US federal income tax considerations that may be relevant to a US Holder in light of the holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to US Holders that are subject to special rules under the US federal income tax laws, including, without limitation, US expatriates, partnerships and other pass-through entities, corporations that accumulate earnings to avoid US federal income tax, certain financial institutions, insurance companies, brokers, dealers or traders in Ordinary Shares, commodities or currencies, tax-exempt organisations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Ordinary Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the US federal income tax consequence to holders who acquired their Ordinary Shares through stock option or stock purchase plan programmes or in other compensatory arrangements.

As used in this discussion, a US Holder is any beneficial owner of Ordinary Shares who is treated for US federal income tax purposes as (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to US federal income tax regardless of its source; or (iv) a trust if (a) a US court is able to exercise primary supervision of its administration and one or more US persons have the authority to control all its substantial decisions or (b) the trust was in existence on 20 August 1996 and properly elected to be treated as a US person for US federal income tax purposes.

If a partnership, including for this purpose any entity treated as a partnership for US federal income tax purposes, is a holder of the Ordinary Shares, the US federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

Non-participation in the Tender Offer

A US Holder that does not sell its Ordinary Shares pursuant to the Tender Offer will not recognise gain or loss for US federal income tax purposes as a result of the consummation of the Tender Offer.

Exchange of Shares Pursuant to the Tender Offer

The exchange of shares for cash pursuant to the Tender Offer will be a taxable transaction for US federal income tax purposes. The Tender Offer will be treated either as a sale of Ordinary Shares or as a distribution with respect to such Ordinary Shares, as more fully described below under "Criteria for Determining Sale or Distribution Treatment.

Sale

If the redemption qualifies as a sale of shares by a US Holder under the Code, a US Holder that sells Ordinary Shares pursuant to the Tender Offer will recognise gain or loss equal to the difference between the amount of consideration received by the holder and such holder's tax basis in the applicable Ordinary Shares. Subject to the passive foreign investment company ("PFIC") rules and the controlled foreign corporation ("CFC") rules discussed below, any such gain or loss will be long-term capital gain or loss if such holder has held the Ordinary Shares for more than one year. The deduction of capital losses may be subject to limitations.

Passive Foreign Investment Company

Generally, a non-US corporation, such as the Company, will be classified as a passive foreign investment company during a given year if either (i) 75 per cent. or more of its gross income constitutes "passive income" or (ii) 50 per cent. or more of its assets produce "passive income". For these purposes, "passive income" generally includes interest, dividends, annuities and other investment income. Based on the Company's income, assets and activities, the Directors believe that the Company is classified as PFICs for US federal income tax purposes. Because the PFIC determination is factual in nature and made at the end of each taxable year, there can be no assurance that the Company will not be a PFIC for the current taxable year.

For any taxable year during which the Company is classified as a PFIC, a US Holder held Ordinary Shares and such US Holder fails to make either a "QEF election" or a "mark-to-market election" (within the meaning of the PFIC rules) with respect to the Ordinary Shares effective from the beginning of the US Holder's period of ownership in the Ordinary Shares, the US Holder is subject to special tax rules on the receipt of an "excess distribution" in respect of the Ordinary Shares and on gain from the disposition of the Ordinary Shares. An excess distribution generally is any distribution to the extent such distribution exceeds 125 per cent. of the average annual distributions made with respect to the Ordinary Shares during the preceding three taxable years or, if applicable, shorter period during which the US Holder held the Ordinary Shares. For purposes of the PFIC rules, a distribution includes (i) any transfer of money or property by the Company in redemption of the Ordinary Shares if such redemption is treated as a dividend for US federal income tax purposes and (ii) any transfer of money or property by the Company in redemption of the Ordinary Shares if such redemption is treated as an exchange for US federal income tax purposes.

Under the PFIC rules, a US Holder is required to allocate any excess distribution received or gain recognised from disposition of the Ordinary Shares rateably over the US Holder's entire holding period for the Ordinary Shares. The amount allocated to the taxable year in which the excess distribution is made or the gain is recognised will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest income tax rate, regardless of the rate otherwise applicable to the US Holder. The US Holder will also be liable for an additional tax equal to an interest charge on the tax liability attributable to income allocated to prior years. In computing such tax liability, amounts allocated to prior tax years may not be offset by any net operating losses of the US Holder. Therefore, if a US Holder does not make a timely QEF election or mark-to-market election, any gain realised from the sale or other disposition of the Ordinary Shares or any gain deemed to accrue prior to the time a QEF or mark-to-market election is made will generally be treated as an excess distribution and subject to an additional tax reflecting an interest charge under the PFIC rules. In addition, under the PFIC rules and QEF rules (discussed below), a US Holder will be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gains recognised on the dispositions of, Ordinary Shares. Moreover, any US Holder who acquires Ordinary Shares upon the death of a US Holder would not receive a step-up in the tax basis of Ordinary Shares to the fair market value of such Shares. Instead, the US Holder's beneficiary will have a tax basis in the Ordinary Shares equal to the decedent's tax basis, if lower.

A US Holder may make an election to treat the Company as a "qualified electing fund" ("QEF") in order to avoid the application of the PFIC rules discussed above. If a US Holder makes a timely and valid QEF election with respect to the Company, the US Holder will be required for each taxable year for which the Company is a PFIC to include in income such holder's pro rata share of the Company's (i) ordinary earnings as ordinary income and (ii) net capital gains as long-term capital gain, in each case computed under US federal income tax principles, in some cases even if such earnings or gains have not been distributed. The US Holder will not be required to include any amount in income for any taxable year during which the Company does not have ordinary earnings or net capital gains. Moreover, the US Holder will not be required to include any amount in income for any taxable year for which the Company is not a PFIC. Furthermore, the denial of a

tax basis step-up to fair market value at death described above generally will not apply. The QEF rules may cause an electing US Holder to recognise income in a taxable year in amounts significantly greater than the distributions received from the Company in such taxable year. In certain cases in which the Company does not distribute all of its earnings in a taxable year, a US Holder may be permitted to elect to defer the payment of some or all of its taxes with respect to the Company's income subject to an interest charge on the deferred amount. The QEF election is made on a shareholder-by-shareholder basis. Thus, any US Holder of Ordinary Shares can make its own decision regarding whether to make a QEF election. A QEF election applies to all of the Ordinary Shares held or subsequently acquired by an electing US Holder and can be revoked only with the consent of the IRS.

Alternatively, to the extent the Ordinary Shares are treated as "marketable stock" for purposes of the PFIC rules, a US Holder may make an election to mark the Ordinary Shares to market annually (a "mark-to-market election"). If a US Holder makes a timely and valid mark-to-market election, the US Holder will be required for each taxable year that the Ordinary Shares are held, and upon the disposition of the Ordinary Shares, to recognise as ordinary income or loss an amount equal to the difference between the US Holder's tax basis in the Ordinary Shares and the fair market value of the Ordinary Shares. Except in the case of a sale or disposition of the Ordinary Shares, any loss recognised, however, will be allowable only to the extent of net mark-to-market gains included in income by the US Holder under the mark-to-market election in prior taxable years. The US Holder's tax basis in Ordinary Shares will be increased by any gains recognised by the US Holder as a result of the mark-to-market election and will be decreased by any losses allowable under the mark-to-market rules. As with the QEF election, to the extent the Ordinary Shares are treated as "marketable stock" for purposes of the PFIC rules, the mark-to-market election is made on a shareholder-by-shareholder basis. Thus, any US Holder of Shares can make its own decision regarding whether to make a mark-to-market election. In addition, a mark-to-market election is revocable (except to the extent that the Ordinary Shares are no longer considered marketable stock) only with the consent of the IRS, and will continue to apply even if the Company is no longer classified as a PFIC.

A US Holder that has made a valid QEF or mark-to-market election will generally recognise gain or loss upon the sale or other disposition of the Ordinary Shares equal to the difference between the amount realised and the holder's adjusted tax basis in the Ordinary Shares. The tax basis of a US Holder in the Ordinary Shares will generally be the amount paid for such shares. Such tax basis will be increased by amounts taxable to such holder by virtue of a QEF or mark-to-market election and will be decreased by (i) actual distributions from the Company that are deemed to consist of previously taxed amounts or are treated as a non-taxable reduction in the tax basis of the Ordinary Shares and (ii) any losses allowable under the mark-to-market rules. In the case of a US Holder that has made a valid QEF election, any gain or loss recognised from a sale or other disposition of Ordinary Shares will be long-term capital gain or loss if the US Holder has held such shares for more than one year at the time of the sale or disposition. In the case of a US Holder that has made a valid mark-to-market election, any gain recognised will be ordinary income and any loss recognised will be ordinary loss, to the extent of the net gains previously recognised under the mark-to-market election, and capital loss thereafter. In certain circumstances, non-corporate US Holders may be entitled to preferential treatment for net long-term capital gains. The ability of US Holders to offset capital losses against ordinary income, however, is limited.

Controlled Foreign Corporation

Generally, a non-US corporation, such as the Company, will be classified as a controlled foreign corporation if more than 50 per cent. of the shares of the corporation, measured by reference to combined voting power or value, are held, directly or indirectly, by "US Shareholders". A US Shareholder, for this purpose, is generally any US Holder that possesses, directly, indirectly or through attribution, 10 per cent. or more of the combined

voting power of all classes of shares of the corporation. Depending on the ownership of the Ordinary Shares, it is possible that the Company may be treated as a CFC.

If the Company were classified as a CFC, a US Shareholder of the Company generally would be required to include in gross income (as ordinary income) at the end of each taxable year of the Company an amount equal to the US Shareholder's pro rata share of the "subpart F income" and certain US source income of the Company. Subpart F income generally includes dividends, interest, gains from the sale of securities and income from certain transactions with related parties. If the Company were classified as a CFC, it is likely that all or substantially all of its income would constitute subpart F income.

If the Company were treated as a CFC and a US Holder were treated as a US Shareholder thereof at any time within the five year period ending on the date of disposition, then subject to a special limitation for individual US Holders that have held the Ordinary Shares for more than one year, any gain realised by such US Holder upon disposition of such shares would generally be treated as ordinary income to the extent of the current and accumulated earnings and profits of the Company accumulated while such US Shareholder owned the Ordinary Shares. In this respect, earnings and profits generally would not include any amounts previously taxed pursuant to the CFC rules.

Moreover, if the Company were classified as a CFC, a US Holder that is treated as a US Shareholder of the Company for purposes of the CFC rules would generally not be taxable under the PFIC rules described above. Rather, at the end of each taxable year of the Company, such US Holder would generally include in gross income (as ordinary income) an amount equal to the Shareholder's pro rata share of the subpart F income and certain US source income of the Company. As a result, to the extent subpart F income of the Company included net capital gains, such gains will be treated as ordinary income of the US Holder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made.

US Holders are urged to consult their tax advisers regarding the Company status as a PFIC or CFC and the special PFIC rules and CFC rules discussed above.

Distribution

If the Tender Offer does not qualify as a sale of shares under the Code, a US Holder will be treated as receiving a corporate distribution. A distribution generally will constitute a dividend for US federal income tax purposes to the extent paid from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the US Holder's adjusted tax basis in the Ordinary Shares. Any remaining excess will be treated as gain realised on the sale of such shares and will be treated as described above under "Sale".

The treatment of actual distributions of cash on the Ordinary Shares will generally vary depending on whether a US Holder has made a timely QEF or mark-to-market election. If a timely QEF election has been made or if the US Holder is treated as a US Shareholder of the Company for the purposes of the CFC rules, distributions should be allocated first to amounts previously taxed pursuant to the QEF election or pursuant to the CFC rules, if applicable. Amounts so allocable would not be taxable to US Holders. Distributions in excess of such previously taxed amounts will be taxable to US Holders as ordinary income upon receipt, to the extent of any remaining untaxed current and accumulated earnings and profits of the Company. Such distributions made to a US Holder that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and "qualified foreign corporations". Distributions in excess of (i) previously taxed amounts and (ii) any remaining current and accumulated earnings and profits will be treated first as a non-taxable return of capital, which reduces the tax basis in the Ordinary Shares to the extent thereof, and then as capital gain.

If a timely mark-to-market election has been made, distributions made by the Company to a US Holder will be taxable as ordinary income to the extent of any current and accumulated earnings and profits of the Company. Such distributions made to a US Holder that is an individual will not be eligible for taxation at recently reduced tax rates applicable to dividends payable by certain United States corporations and qualified foreign corporations. Any distributions in excess of the current and accumulated earnings and profits of the Company will be treated first as a non-taxable return of capital, which reduces the tax basis in the Ordinary Shares to the extent thereof, and then as capital gain.

In the event that a US Holder does not make a timely QEF or mark-to-market election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions made with respect to the Ordinary Shares may constitute excess distributions, taxable as previously described under the PFIC rules.

Criteria for Determining Sale or Distribution Treatment

Whether an exchange of Ordinary Shares for cash pursuant to the Tender Offer qualifies for sale or distribution treatment will depend largely on the total number of shares treated as held by the US Holder before and after the exchange (including any common stock constructively owned by such US Holder as a result of, among other things, owning warrants). The exchange of shares for cash pursuant to the Tender Offer generally will be treated as a sale of the shares (rather than as a corporate distribution) if the receipt of cash upon the redemption (i) is "substantially disproportionate" with respect to the US Holder, (ii) results in a "complete termination" of the US Holder's stock interest in the Company or (iii) is "not essentially equivalent to a dividend" with respect to the US Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a US Holder must take into account not only shares actually owned by such US Holder, but also shares of stock that are constructively owned by it. A US Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the US Holder has an interest or that have an interest in such US Holder, as well as any stock the US Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of the Company's outstanding stock actually and constructively owned by the US Holder immediately following the Tender Offer must, among other requirements, be less than 80 per cent. of the percentage of the outstanding stock actually and constructively owned by the US Holder immediately before the Tender Offer. There will be a complete termination of a US Holder's stock interest if either (i) all of the shares actually and constructively owned by such US Holder are redeemed or (ii) all of the shares actually owned by such US Holder are redeemed and such US Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and such US Holder does not constructively own any other stock of the Company.

The exchange of shares for cash pursuant to the Tender Offer will be "not essentially equivalent to a dividend" if such exchange results in a "meaningful reduction" of a US Holder's proportionate interest in the Company. Whether the Tender Offer will result in a meaningful reduction in a US Holder's proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction".

Contemporaneous dispositions or acquisitions of shares by a US Holder or related persons may be deemed to be part of a single integrated transaction for purposes of the foregoing tests. Because proration may occur in the Tender Offer, even if all the shares actually and constructively owned by a holder are tendered pursuant to the Tender Offer, fewer than all of the shares may be purchased by the Company. Accordingly, proration may affect whether the exchange of Ordinary Shares pursuant to the Tender Offer will meet any of the foregoing

tests. A US Holder should consult with its own tax advisors in order to determine the appropriate tax treatment to it of tendering shares pursuant to the Tender Offer. In addition, certain US Holders who exchange any Ordinary Shares for cash pursuant to the Tender Offer must comply with the reporting requirement of US Treasury regulation Section 1.302–2(b)(2).

If none of the foregoing tests is satisfied, then the exchange of shares for cash pursuant to the Tender Offer will be treated as a corporate distribution and the tax effects will be as described above under "Distribution". After the application of those rules, any tax basis of the US Holder in the Ordinary Shares exchanged pursuant to the Tender Offer will be added to the US Holder's adjusted tax basis in its remaining shares, or, if it has none, to the US Holder's adjusted tax basis in its warrants or possibly to the adjusted basis of stock held by related persons whose stock is constructively owned by the US Holder.

Gain or Loss with Respect to Foreign Currency

For purposes of calculating gain or loss pursuant to the Tender Offer, the amount realised generally will be the US dollar value of the payment received determined on (i) in the case of a cash basis US Holder, the date of receipt of payment and (ii) the date of disposition in the case of an accrual basis US Holder. If the Ordinary Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realised by translating the amount received at the spot rate of exchange on the settlement date of the sale. The tax basis of a US Holder's Ordinary Shares will be the US dollar value of the Euro denominated purchase price determined on the date of purchase. If the Ordinary Shares are treated as traded on an "established securities market," a cash basis US Holder (or, if it elects, an accrual basis US Holder) will determine the US dollar value of the cost of such shares by translating the amount paid at the spot rate of exchange on the Settlement Date of the purchase. If the Euro received from the sale of the Ordinary Shares pursuant to the Tender Offer are not converted into US dollars on the date of receipt, a cash basis taxpayer will have a basis in the Euro equal to its US dollar value computed as described above, and any gain or loss realised on a subsequent conversion or other disposition of the Euro will generally be treated as ordinary income or loss.

Foreign Tax Credits

Any gain or loss recognised by a US Holder pursuant to the Tender Offer will generally be US–source gain or loss for US foreign tax credit purposes. If a non-US income tax is imposed upon the receipt of cash pursuant to the Tender Offer and the US Holder does not receive significant foreign source income from other sources, the US Holder may not be able to credit such foreign tax against its US tax liability. However, such non-US income tax imposed may be eligible as a deduction in computing the US Holder's taxable income if such holder elects to deduct all of its foreign income taxes.

US Holders should consult their tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds with respect to Ordinary Shares that are made within the United States or through certain US-related financial intermediaries may be reported to the IRS unless the US Holder is a corporation or otherwise provides a basis for exemption. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. The US Holder may credit amounts withheld against its US federal income tax liability, if any, and claim a refund for amounts in excess of its tax liability if the required information is provided to the IRS.

Non-US Holders

A holder of Ordinary Shares that is not a US Holder is a "Non-US Holder". A Non-US Holder generally will not be subject to US federal income taxation or withholding tax on distributions received from the Company or on gains recognised on the sale, exchange or redemption of the Ordinary Shares where such Non-US Holder's nexus with the United States is solely as a result of an investment in the Ordinary Shares. The foregoing, however, may not apply in the case of a Non-US Holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a US trade or business, (ii) who is an individual present in the United States for 183 days or more in a taxable year or has a "tax home" in the United States for US federal income tax purposes or (iii) who is a former citizen of the United States, a CFC or a corporation which accumulates earnings to avoid US federal income tax.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser. All Shareholders are strongly advised to consult their professional advisers regarding their own tax position.

This Tender Form should be read in conjunction with the accompanying circular to Shareholders dated 21 August 2008 (the "**Circular**"). Terms used in this Tender Form and not otherwise defined herein have the same meaning as in the Circular.

The Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or Japan. Accordingly, neither this Tender Form nor the Circular is being or may be mailed or otherwise forwarded, distributed, or sent in, into or from Canada, Australia or Japan. All Shareholders (including custodians, nominees and trustees) who would, or otherwise intend to, forward this Tender Form and/or the Circular, should read the further details in this regard which are contained in the Circular before taking any action.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document, if not personalised, together with the Circular and other relevant documents, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994-2001 (as amended) with registered number 41058)

Tender Offer
to purchase up to 3.2 million Ordinary Shares in issue at €6.00 per Ordinary Share

TENDER FORM FOR ORDINARY SHARES HELD IN CERTIFICATED FORM ONLY

IF YOU DO NOT WISH TO PARTICIPATE IN THE TENDER OFFER YOU SHOULD NOT COMPLETE OR RETURN THIS TENDER FORM

IF YOU WISH TO PARTICIPATE IN THE TENDER OFFER

- Shareholders holding uncertificated Ordinary Shares should not complete and sign this Tender Form but should follow the instructions set out in sub-paragraph 3(a) or 3(c) of Part II of the Circular as applicable.
- For Ordinary Shares held in certificated form, to participate in the Tender Offer complete this Tender Form on page 3 by following the corresponding instructions set out on page 2. Additional information regarding the completion and lodging of this Tender Form is provided on page 4. A Tender Form, once lodged, cannot be withdrawn. Full terms and conditions of the Tender Offer are set out in the accompanying Circular.
- Completed and signed Tender Form(s) should be sent either by post or by hand (during normal business hours only) to the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX **as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. (CET), on 15 September 2008.**
- Tender Form(s) should be sent together with your share certificate(s) and/or other document(s) of title.

Please note:

- You should complete separate Tender Forms for Ordinary Shares held in certificated form but under different designations. You can obtain additional Tender Forms at the address set out at the bottom of this page.
- Please read Part II of the Circular before completing this Tender Form, the terms of which are incorporated in and form part of this Tender Form.
- If you have any questions on how to complete this Tender Form, please contact Anson Registrars Limited on 01481 711301 or, if calling from outside the United Kingdom, on +44 1481 711301.
- A Tender Form contained in an envelope postmarked in Canada, Australia or Japan or otherwise appearing to the Registrar, ABN AMRO, the Company or their agents to have been sent from Canada, Australia or Japan will not constitute a valid tender pursuant to the Tender Offer.
- The Company, ABN AMRO and their agents reserve the right to treat tenders under the Tender Offer as valid if received at any place or in any manner determined by them otherwise than as set out in this Tender Form or in the accompanying Circular.
- The provisions of this Tender Form and any other terms of the Tender Offer may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company, ABN AMRO and their agents in their absolute discretion but only if they are satisfied that such waiver, variance or modification will not constitute or give rise to a breach of applicable securities or other legal or regulatory requirements.

Further copies of the Circular and this Tender Form are available from the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX.

HOW TO COMPLETE THIS TENDER FORM

1

1. To the Company

I/We, whose signature(s) appear(s) in Box 3, having received the Circular, hereby irrevocably offer to sell to the Company at the Tender Price the number of Ordinary Shares inserted or deemed to be inserted in Box 2 (as applicable) and which are recorded against my/our name(s) on the Register on the Record Date, on the terms and subject to the conditions set out in Part II of the Circular and in this Tender Form, for settlement in cash.

To the extent that my/our share certificate(s) is/are readily available, I/we enclose the share certificate(s) and/or other documents(s) of title in respect of the Ordinary Shares tendered.

Please check the following details:

- Name(s) and address: If your name(s) and addresses are shown incorrectly on this Tender Form or on any of your share certificates see Note 4B below.
- Registered holding of Ordinary Shares: The first box opposite sets out the total number of Ordinary Shares recorded against your name(s) on the Register at 6.00 p.m. (CET) time on 18 September 2008. This is provided for information purposes only and Shareholders should note that their entitlement to tender Ordinary Shares will be calculated on the basis of the number of Ordinary Shares recorded against their name(s) on the Register at 5:30 p.m. (CET) on 18 September 2008, the Record Date.

If you have queries regarding your shareholding, you should contact Anson Registrars Limited on telephone number 01481 711301 or, if calling from outside the UK, on +44 1481 711301.

The Registrar can only provide information regarding the completion of Tender Forms and cannot provide Shareholders with legal, tax or financial advice.

2

2. Election to Participate in the Tender Offer

- Place a cross "X" in Box 2A to tender your Basic Entitlement.
- Your Basic Entitlement will be the number of Ordinary Shares (rounded down to the nearest whole number) as represents 5 per cent. of your total holding of Ordinary Shares on the Record Date. (i.e. Basic Entitlement = Your total holding of Ordinary Shares on the Record Date × 0.05 rounded down to the nearest whole number).
- Complete Box 2B to tender a number of Ordinary Shares LESS than your Basic Entitlement. Your tender will be accepted by the Company in full.
- Complete Box 2C to tender a number of Ordinary Shares MORE than your Basic Entitlement. Your Basic Entitlement will be accepted in full but your tender of Ordinary Shares in excess of your Basic Entitlement will only be capable of acceptance by the Company on *a pro rata* basis, insofar as other Shareholders do not tender their entire Basic Entitlement. Such excess tenders, to the extent that they can only be satisfied in part, will be subject to scaling down *pro rata,* in proportion to the amount in excess of the Basic Entitlement so tendered (rounded down to the nearest whole number of Ordinary Shares) as described in Part II of the Circular.

Any part of such an excess tender which is not capable of satisfaction as described above will not be accepted for purchase under the Tender Offer. Alternatively, if you insert the word "ALL" in Box 2C you will be deemed to have tendered all of the Ordinary Shares recorded against your name(s) on the Register at the close of business on the Record Date.

3

3. Signatures

If you wish to participate in the Tender Offer, you MUST sign Box 3, regardless of which other Box(es) you complete. In the case of a joint holding, all the joint holders must sign.

By signing Box 3 you are irrevocably tendering on the terms of the Tender Offer as described in the Circular and this Tender Form, and you irrevocably undertake, represent, warrant and agree as provided in paragraph 4 of Part II of the Circular, in relation to certain matters concerning countries outside the UK.

Each individual signing must do so in the presence of an independent witness who must be over 18 years of age and should not be one of the joint registered holders or otherwise have any financial, interest in the relevant Ordinary Shares, or in the proceeds resulting from the execution of this Tender Form. The witness should state his or her name and address and sign where indicated. The same person may witness each signature of joint holders.

If this Tender Form is not signed by the registered holder(s), insert the name(s) and the capacity (e.g. executor(s)) of the person(s) signing this Tender Form. You should deliver evidence of your authority in accordance with the further Notes on page 4 of this form. A company incorporated in England and Wales may affix its common seal, which should also be witnessed in accordance with its articles of association or other applicable regulation. Alternatively, a company to which Section 36A of the Companies Act 1985 (as amended) applies may execute this Tender Form as a deed by two directors, one director and the company secretary or one director in the presence of a witness in the execution part of Box 3.

Notes:

Enclose your share certificate(s) and/or other document(s) of title.

the Company will remit the cash consideration to Anson Registrars Limited with instructions that such consideration be remitted to relevant Shareholders in accordance with the instructions set out in the Circular.

4

4A. Alternative Address for Consideration and Returned Document(s)

If you want your consideration and/or other documents to be sent to someone other than the first named registered holder at the address set out on page 3 below (e.g. your bank manager or stockbroker), you should complete Box 4A but not with an address outside the UK.

4B. Change of Details

If your name or address is the box at the top of page 3 has changed or its incorrect please complete Box 4B with your new/correct name or address, as appropriate.

IF YOU DO NOT WISH TO TENDER ANY OF YOUR ORDINARY SHARES UNDER THE TENDER OFFER DO NOT COMPLETE THIS FORM

1

1. PLEASE COMPLETE IN BLOCK CAPITALS. INSTRUCTIONS AND FURTHER NOTES ARE SET OUT ON PAGES 2 AND 4

INVESTOR CODE

Ordinary Shares held as at 6.00 p.m. on 18 September 2008

2

2. ELECTION TO PARTICIPATE IN THE TENDER OFFER

- If you wish to tender only your FULL Basic Entitlement, please place a cross "X" in Box 2A — **2A**
- If you wish to tender a specific number of Ordinary Shares which is LESS than your Basic Entitlement, please insert such number in Box 2B. — **2B**
- If you wish to tender a specific number of Ordinary Shares which is MORE than your Basic Entitlement, please insert such number in Box 2C. — **2C**

3

3. SIGN HERE TO PARTICIPATE IN THE TENDER OFFER

(a) Execution by (an) individual(s)

Executed and delivered as a deed by:	Witnessed by:	Witnessed by:
First holder and date:	1 Name: ______	Address: ______
1 ______	Signature: ______	______
Joint holders and date:	2 Name: ______	Address: ______
2 ______	Signature: ______	______
	2 Name: ______	Address: ______
3 ______	Signature: ______	______
	4 Name: ______	Address: ______
4 ______	Signature: ______	______

Note: The signature of each registered holder should be witnessed, and the witness must also sign and print (in BLOCK CAPITALS) his name where indicated.

Affix seal here if required

(b) Execution by a company

Name of company	Signature of Director	Name of Director
Date	Signature of second Director, Secretary or Witness (add address below if Witness)	Name of second Director or Secretary

Please enter here a daytime telephone number (including STD code) where you can be reached in the event of a query arising from completion of this Tender Form. ______

4A

4A. ALTERNATIVE ADDRESS

Address inside the UK to which consideration or returned documents should be sent, if not as set above (to be written in BLOCK CAPITALS).

Name: ______
Address: ______
______
______ Postcode: ______

4B

4B. CHANGE OF ADDRESS

New/Correct registered address (to be written in BLOCK CAPITALS).

Name: ______
Address: ______
______
______ Postcode: ______

FURTHER NOTES REGARDING THE COMPLETION AND LODGING OF THIS TENDER FORM

In order to be valid, this Tender Form must, except as mentioned below, be executed personally by the registered Shareholder (or under a power of attorney, in which case the power of attorney or a duly certificated copy, as provided in the Power of Attorney Act 1971, should be lodged with this Tender Form). In the case of a joint registered shareholding, ALL the registered Shareholders must execute this Tender Form. All signatures must be witnessed by someone who is not a joint registered shareholder. A body corporate must either execute this Tender Form under seal, the seal being affixed and witnessed in accordance with its articles of association or other regulations, or otherwise validly execute and deliver this Tender Form as a deed.

The following suggestions are made to avoid delay and inconvenience:

A. If a Shareholder is away from home (e.g. on holiday) or where a power of attorney has been granted:

Send this Tender Form by the quickest means (e.g. mail) to the Shareholder for execution (but do not send it outside the UK) or, if he has executed a relevant power of attorney, have this Tender Form signed by the attorney. In the latter case, the power of attorney (or a duly certified copy, in accordance with the Powers of Attorney Act 1971) must be lodged with this Tender Form for noting. No other signatures will be accepted.

B. If the sole Shareholder has died:

If probate or letters of administration has/have been registered with the Company or its Registrars, this Tender Form must be executed by the personal representative(s) of the deceased. If probate or letters of administration has/have been granted but has/have not been registered with the Company or its administrators, the personal representative(s) of the deceased should execute this Tender Form and forward it to the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX with the share certificate(s) and/or other documents of title, and a sealed copy of the probate or letters of administration must be lodged as soon as possible thereafter and, in any event, so as to arrive by no later than 3.00 p.m. (CET), on 15 September 2008.

C. If one or more of the joint registered Shareholders has died:

This Tender Form is valid if executed by all the surviving Shareholders and lodged with the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX, accompanied by the death certificate, probate or letters of administration of the deceased Shareholder.

D. If you do not have your share certificate(s) and/or other document(s) of title:

If your share certificate(s) and/or other document(s) of title is/are held by your bank or some other agent, complete this Tender Form and deliver this completed Tender Form to your agent for lodging with the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX, accompanied by any relevant share certificate(s) and/or document(s) of title that you have available and a letter stating that the "certificates are to follow".

E. If one or all of your certificate(s) has/have been lost:

Complete and lodge this Tender Form with a letter of explanation and any share certificate(s) and/or other document(s) of title available with the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX. At the same time, you should request a letter indemnity from Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX which you should then complete in accordance with the instructions given. When completed, the letter of indemnity must be lodged with the Registrar at Anson Registrars Limited, PO Box 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey, GY1 3WX by no later than 3.00 p.m. (CET), on 15 September 2008. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by no later than 3.00 p.m. (CET) on 15 September 2008.

F. If your full name or other particulars are different from those appearing in Box 1, e.g.:

(i) incorrect name - complete and lodge this Tender Form with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has executed this Tender Form are one and the same;

(ii) incorrect address - write the correct address in Box 1 on this Tender Form;

(iii) change of name - lodge your marriage certificate or deed poll with this Tender Form for noting.

END